Exhibit 3.6

LIMITED LIABILITY COMPANY AGREEMENT

OF

PRESSBURG, LLC

a Delaware Limited Liability Company

This LIMITED LIABILITY COMPANY AGREEMENT of Pressburg, LLC (the “Company”), dated as of December 6, 2019 (this “Agreement”), is adopted and agreed to by the Board of Directors (the “Board”) of Citizen Energy Holdings, LLC, a Delaware limited liability company (“Citizen”), on behalf of Citizen, in its capacity as the sole member of Citizen Energy Operating, LLC, a Delaware limited liability company (“CEO”), in its capacity as the sole member of the Company.

1. Formation. The Company has been formed as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act (the “Act”).

2. Term. The Company shall have perpetual existence unless dissolved in accordance with Section 9 of this Agreement.

3. Purposes. The purposes of the Company shall be to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Act.

4. Member. CEO shall be the sole member of the Company (the “Sole Member”).

5. Contributions. Without creating any rights in favor of any third party, the Sole Member may, from time to time, make contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

6. Distributions. The Sole Member shall be entitled to (a) receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) enjoy all other rights, benefits and interests in the Company.

7. Management. The management of the Company shall be exclusively vested in the Sole Member, and the Company shall not have “managers” as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Sole Member.

8. Officers.

(a) General. The Sole Member may designate one or more persons to be officers of the Company. Officers are not “managers” as that term is used in the Act. Any officers who are so designated shall have such titles and authority and perform such duties as the Sole Member may delegate to them. The salaries or other compensation, if any, of the officers of the Company shall be fixed by the Sole Member. Any officer may be removed as such, either with or without cause, by the Sole Member. Designation of an officer shall not of itself create contract rights.

(b) Titles. To the extent appointed by the Sole Member, the officers of the Company may be a Chief Executive Officer, President, a Secretary, one or more Vice Presidents (any one or more of whom may be designated Executive Vice President or Senior Vice President), a Treasurer and such other officers as the Sole Member may from time to time elect or appoint. Any number of offices may be held by the same person.

9. Dissolution. The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Sole Member may elect. No other event will cause the Company to dissolve.

10. Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

11. Amendments. This Agreement may be modified, altered, supplemented or amended at any time by the Sole Member.

12. Liability. The Sole Member, including any of its officers or members, and the officers of the Company shall not have any liability for the obligations, debts or liabilities of the Company, except to the extent required in the Act.